EXHIBIT 7
BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

Year ended
December 31,
2005

($ million,
except ratios)
Profit before taxation	31,421
Group’s share of income in excess of dividends from joint ventures and associated undertakings	(710)
Capitalized interest, net of amortization	(193)

Profit as adjusted	30,518

Fixed charges
Interest expense	559
Rental expense representative of interest	605
Capitalized interest	351

1,515

Total adjusted earnings available for payment of fixed charges	32,033

Ratio of earnings to fixed charges	21.1

Fixed charges, as adjusted to accord with US GAAP	1,525

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	30,550

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	20.0

(a)	See Note 55 of Notes to Financial Statements.

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